Exhibit 99.10

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual general and special meeting of shareholders (the “Meeting”) of Blue Moon Metals Inc. (the “Company”) will be held at the offices of Bennett Jones LLP, 100 King Street West, Suite 3400, Toronto, Ontario, M5X 1A4 on November 13, 2025 at 10:00 a.m. (Toronto Time).

The Meeting will be held in person and will not be conducted in a hybrid format. However, shareholders who are unable to attend the Meeting in person are encouraged to listen to the Meeting live by dialing in to the Corporation’s conference line at: 416-883-0133 (Toronto) or 1-877-385-4099 (Canada and United States Toll Free), in each case followed by access code 6278733#. Participants who wish to listen to the Meeting by using the conference line should dial in 5-10 minutes prior to the scheduled start time of the Meeting and ask to join the call. Shareholders who dial-in will not be entitled to ask questions during the Meeting. If a shareholder cannot attend in person, we encourage such shareholder to vote in advance by submitting their proxy form before the deadline, as there will be no virtual or online voting option during the Meeting.

The Meeting will be held for the following purposes, as more particularly described in the accompanying information circular (the “Information Circular”):

1 .            to receive and consider the audited annual financial statements of the Company for the fiscal year ended December 31, 2024 and the auditor’s report thereon;

2 .            to fix the number of directors of the Company at seven (7) for the ensuing year;

3 .            to elect directors for the ensuing year;

4 .            to appoint MNP LLP as the auditor of the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor;

5 .            to re-approve the Company’s rolling 10% share compensation plan; and

6 .            to transact any other business which may properly come before the Meeting, or any adjournment thereof.

IMPORTANT

Accompanying this Notice of Meeting is an Information Circular, a form of proxy, and a financial statement request card whereby shareholders can request to be added to the Company’s supplemental mailing list. The Information Circular includes more detailed information relating to the matters to be addressed at the Meeting, and forms part of this Notice of Meeting.

The Board of Directors has fixed the close of business on October 10, 2025 as the record date for determining shareholders entitled to receive notice of, and to vote at, the Meeting or any adjournment or postponement of the Meeting. A shareholder entitled to vote at the Meeting is entitled to appoint a proxyholder to vote in his/her stead. If you are a registered shareholder of the Company, please read, date, and sign the accompanying form of proxy and deliver it in accordance with the instructions provided therein. If you beneficially own common shares of the Company that are registered in the name of an intermediary, such as a broker, trustee, financial institution or depository and have received this Notice of Meeting and accompanying materials through such intermediary, please carefully follow the instructions of your intermediary regarding the voting process and ensure to provide your voting instructions to your intermediary sufficiently in advance of the deadline specified by the intermediary to ensure that they are able to provide voting instructions on your behalf.

DATED at Toronto, Ontario, this 10th day of October, 2025.

BY ORDER OF THE BOARD OF DIRECTORS

“Christian Kargl-Simard”
Chief Executive Officer and Director